UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Village Bank and Trust Financial Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92705T200

(CUSIP Number)

Kenneth R. Lehman,  1408 North Abingdon Street,  Arlington,  Virginia    Phone : 703.812.5230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LEHMAN KENNETH R NA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
576,800

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
576,800

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
576,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $4.00 ("Common Stock") of Village Bank and Trust Financial Corp. (the "Company"). The Company's principal executive offices are located at 13319 Midlothian Turnpike, Midlothian, VA 23113.

Item 2.	Identity and Background

(a)	This statement is filed by Kenneth R. Lehman (the "Reporting Person").

(b)	The address of the Reporting Person is 1408 North Abingdon Street, Arlington, Virginia.

(c)	The Reporting Person is a private investor.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)
The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Consideration for the Common Stock included the following amounts of cash and shares of the Company’s preferred stock tendered for exchange: (i) $3,381,000 of personal cash funds, (ii) 4,023 previously-owned shares of the Company’s preferred stock having a liquidation preference of approximately $5,048,000 and a dividend rate of 9%, and (iii) 5,000 shares of the Company’s preferred stock purchased by the Reporting Person for $2,581,000 of personal cash funds pursuant to the Company’s previously-arranged understanding with a third party. None of the shares of the Common Stock owned by the Reporting Person are pledged with any banking institution, brokerage firm, or other person or entity as collateral for any loan; however, from time to time in the future, all or part of the shares of Common Stock owned by the Reporting Person may be so pledged.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock reported herein for investment. The shares were purchased pursuant to a standby purchase agreement, dated as of November 11, 2014 (the “Standby Purchase Agreement”), between the Reporting Person and the Company, which is filed as exhibit 1. The Standby Purchase Agreement is hereby incorporated herein by reference. Except as set forth below, the Reporting Peron may from time to time purchase additional shares of Common Stock, and may dispose of any or all of the shares of Common Stock at any time.

The Standby Purchase Agreement provides that for three years from March 27, 2015, as long as the Company achieves performance targets set forth in such agreement and the Reporting Person is a director or 10%+ stockholder of First Capital Bancorp or any other banking institution with one or more branches in the Richmond MSA (the “Standstill Period”), the Reporting Person may not (i) serve as a director of the Company unless nominated by the Company’s Board of Directors, (ii) nominate anyone to serve as a director of the Company, (iii) vote his shares in support of a director candidate that has not been nominated by the Company’s Board of Directors, (iv) vote his shares in support of a merger with First Capital Bancorp or another entity that has not been approved by an 80% vote of the Company’s Board of Directors, and (v) vote any shares held in excess of 40% of the outstanding shares (the Reporting Person is required to give a proxy to the full board of directors to vote such ‘excess shares’ in the same proportion as all shares of Common Stock are voted excluding the ‘excess shares’). The Reporting Person may not sell the 576,800 shares of Common Stock purchased pursuant to the agreement during the six months following March 27, 2015, and may not sell shares representing more than 5% of the total number of outstanding shares of Common Stock during any three-month period during the Standstill Period, provided that such restriction does not restrict the Reporting Person’s ability to pledge Common Stock, or any pledgee from disposing of any such pledged shares.

The Standby Purchase Agreement further requires the Company’s disinterested directors to approve the Reporting Person’s acquisition of Common Stock under Virginia’s Affiliated Transactions statute, and opt out of Virginia’s Control Share Acquisition statute and take any other action necessary to ensure that the voting or other rights of shares of Common Stock acquired by the Reporting Person are not limited by such laws and/or regulations.

The Reporting Person intends from time to time to engage in discussions with management regarding the Company’s financial condition, results of operations, and business strategies.

Other than as described above and as may be set forth in or contemplated by the Standby Purchase Agreement, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated in (a) through (i) above.

The Reporting Person is likely from time to time to review or reconsider his intention in holding and/or acquiring shares of Common Stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (a) through (j).

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person owns 576,800 shares, or an estimated 41.1%, of the Company’s outstanding shares of common stock.

(b)	The Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of all reported shares of Common Stock.

(c)	The Reporting Person acquired 576,800 shares of Common Stock from the Company on March 27, 2015 for the consideration described above in Item 3.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 11, 2014, the Reporting Person entered into a Standby Purchase Agreement with the Company. The Standby Purchase Agreement included a form of Registration Rights Agreement. Other than as described above and as set forth in such agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Standby Purchase Agreement dated as of November 11, 2014 between Village Bank and Trust Financial Corp. and Kenneth R. Lehman, and form of Registration Rights Agreement included as an exhibit thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on November 12, 2014).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 06, 2015	By:	/s/ Kenneth R. Lehman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)